Exhibit 20
                                                                     Page 1 of 2
FOR IMMEDIATE RELEASE                FOR MORE INFORMATION:
                                     Lori Cramp, V.P. & Treasurer
                                     (301) 380-4840
                                     Wendy Watkins, Director of Public Relations
                                     (301) 380-7903


HOST MARRIOTT SERVICES REPORTS 17% GAIN IN FIRST QUARTER EBITDA

         BETHESDA, MD, APRIL 11, 1996 -- Host Marriott Services Corporation today reported earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) of $12.6 million for the first quarter of 1996, an increase of 17% over EBITDA of $10.8 million reported for the first quarter of 1995. Revenues for the first quarter of 1996 increased by 12% to $259.8 million compared to revenues of $231.0 million in the first quarter of 1995. The company reported a net loss in the first quarter of 1996 of $4.9 million ($0.15 per share), an improvement of 35% as compared to a net loss of $7.5 million ($0.24 per share) in the first quarter of 1995. The company's concessions operations, both at airports and on tollroads, are significantly affected by seasonality. Historically, the company has incurred losses in the first quarter of the year when customer traffic is the lightest. Customer traffic is generally strongest in the summer months between Memorial Day and Labor Day.

         William W. McCarten, President and Chief Executive Officer, noted, "We are extremely pleased with the results that were achieved during the first quarter of 1996. We experienced strong growth in EBITDA and revenues and expect that the positive momentum established in the first quarter will lead to solid growth for the remainder of the year."

         Revenue growth in the airport concessions business line in 1996 reflects new contracts at Atlanta's Hartsfield International Airport and Amsterdam Airport Schiphol in the Netherlands, moderate growth in customer traffic, benefits from several strategic initiatives, and the positive impact of air travel delays caused by harsh winter weather. Travel plaza revenues declined slightly in the first quarter of 1996 due to lower traffic volume from harsh winter weather and the company's exit from two minor contracts during 1995. Sports and entertainment revenues declined due to the company's exit from several hotel gift shop contracts during 1995.

         Host Marriott Services' operating profit before corporate expenses and interest increased by 44%, to $12.4 million for the first quarter of 1996 from $8.6 million for the first quarter of 1995. The company's strong performance was driven by revenue increases coupled with improved cost management which resulted in higher operating profit margins.

         On December 29, 1995, the company was spun off from Host Marriott Corporation. The 1995 amounts are presented on a pro forma basis to be more consistent with the 1996 amounts, and assume that the company operated on a separate basis, independent of Host Marriott Corporation, during 1995. The pro forma information was derived from the company's historical operating results which are not materially different from the pro forma results.

         Host Marriott Services Corporation, headquartered in Bethesda, Maryland, is the leading operator and developer of food, beverage and retail concessions in over 70 airports, on 13 tollroads and at over 30 sports and entertainment venues. Many of the company's concessions operate under license agreements with branded partners such as Burger King, Pizza Hut, Chili's, T.G.I. Friday's, Cinnabon, TCBY, Sbarro, Taco Bell, Cheers, Starbucks Coffee, Tie Rack and The Body Shop.

     Host Marriott Services Corporation has announced the date of its first shareholder meeting to be held May 9, 1996 at 2:30 PM at the J.W. Marriott Hotel at Lenox, Atlanta, GA. Host Marriott Services Corporation is traded on the NYSE under the symbol HMS.

HOST MARRIOTT SERVICES CORPORATION                                   Page 2 of 2
CONSOLIDATED OPERATING RESULTS
(Unaudited, in millions, except per share amounts)

                                                  First Quarter
- ------------------------------------------------------------------
                                                 1996      1995(1)
- ------------------------------------------------------------------

OPERATING SUMMARY
REVENUES .................................   $   259.8  $   231.0
- -------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
     Cost of sales .......................        79.2       71.4
     Payroll and benefits ................        83.0       74.7
     Rent ................................        44.8       38.8
     Royalties ...........................         4.5        3.8
     Depreciation and amortization .......        11.5       12.0
     Other ...............................        24.4       21.7
- -------------------------------------------------------------------
       Total Operating Costs and Expenses        247.4      222.4
- -------------------------------------------------------------------
OPERATING PROFIT BEFORE CORPORATE EXPENSES
     AND INTEREST ........................        12.4        8.6

     Corporate expenses ..................        12.0       11.1
     Interest expense ....................         9.0        8.8
- -------------------------------------------------------------------
LOSS BEFORE INCOME TAXES .................        (8.6)     (11.3)
      Provision (benefit) for income taxes        (3.7)      (3.8)
- -------------------------------------------------------------------
NET LOSS .................................   $    (4.9) $    (7.5)
===================================================================
LOSS PER COMMON SHARE ....................   $    (0.15)$    (0.24)
===================================================================
Weighted Average Common Shares Outstanding        32.7       31.2
===================================================================
EBITDA ...................................   $    12.6  $    10.8
===================================================================
REVENUES BY BUSINESS LINE
     Airports ............................   $   196.3  $   165.4
     Travel Plazas .......................        51.9       52.8
     Sports and Entertainment ............        11.6       12.8
- -------------------------------------------------------------------
                                             $   259.8  $   231.0
===================================================================
OPERATING PROFIT BY BUSINESS LINE
     Airports ............................   $    15.4  $    11.5
     Travel Plazas .......................        (3.4)      (3.5)
     Sports and Entertainment ............         0.4        0.6
- -------------------------------------------------------------------
                                             $    12.4  $     8.6
===================================================================

(1) Data presented on a pro forma basis for the first quarter of 1995 as if the Host Marriott Services spin-off and related transactions occurred at the beginning of 1995.

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